SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 12, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on May 12, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	12 May 2010
ING posts 1Q underlying net profit of EUR 1,018 million
•      1Q underlying net profit increases to EUR 1,018 million vs. EUR 236 million loss in 1Q2009
•	Net profit increases to EUR 1,326 million from loss of EUR 793 million in 1Q2009

•	Divestments & special items totalled EUR 306 million vs. EUR-558 million a year earlier

•	Net result per share increase to EUR 0.35 from EUR-0.39 a year earlier

•	Return on equity increases to 11.3% from 3.3% in full year 2009
•	Bank posts 1Q underlying profit before tax of EUR 1,278 million vs. EUR 769 million in 1Q2009
•	Income recovers to pre-crisis levels as margins improve and volumes increase, particularly in Retail Banking

•	Impairments & other market impacts decline to EUR-181 million vs. EUR-219 million in 1Q2009 and EUR-992 million in 4Q2009

•	Cost/income ratio improves to 57.5%, or 53.5% excluding impairments & other market impacts

•	Loan loss provisions decline to EUR 497 million, or 59 bps of average risk-weighted assets
•	Insurance posts 1Q underlying profit before tax of EUR 269 million vs. EUR 954 million loss in 1Q2009
•	Operating profit increases 62.7% to EUR 415 million on higher margins and cost containment

•	Administrative expenses/operating income for Life & ING IM improves to 43.4% from 47.0%

•	Sales increase 20.5% from 4Q2009 to EUR 1,242 million and are back on par with 1Q2009 level
•	Shareholders’ equity increases by EUR 4.4 billion to EUR 38.2 billion, or EUR 10.10 per share
•	Bank core Tier 1 ratio increases to 8.4% from 7.8% at year-end 2009, well above 7.5% target

•	Insurance Groups Directive Solvency I ratio improves to 261% from 251%

•	Group debt/equity ratio improves to 11.8% and FiCo ratio increases to 162%
CHAIRMAN’S STATEMENT
“ING made a strong start in 2010 with earnings recovering in both banking and insurance,” said Jan Hommen, CEO of ING Group. “The performance of both businesses improved, while market-related impacts diminished in the first quarter as markets generally improved. Insurance sales regained momentum from the fourth quarter, and savings volumes increased although loan growth remained muted. The return on equity for the Group improved substantially to 11.3%.”
“The bank has made good progress on the performance improvement initiatives announced in October, posting an underlying profit before tax of EUR 1,278 million. Income rebounded to pre-crisis levels, surpassing the first quarter of 2008, as savings and mortgage volumes increased and margins improved, particularly in Retail Banking. The cost/income ratio has been reduced to 53.5% excluding impairments and other market impacts, illustrating ongoing cost containment following the significant cuts made last year. Loan loss provisions declined from previous quarters, as provisioned loans were restructured and the US housing market stabilised. However risk costs on the Benelux mid-corporate segment remained elevated given the weak economic environment.”
“The insurance operations also showed early results on their performance improvement plans announced in April. Cost containment and improving investment margins drove a strong increase in operating profit, which rose 62.7% to EUR 415 million. Sales momentum also gained pace, up 20.5% from the fourth quarter and matching the sales volumes from the first quarter last year. The market recovery helped reduce the impact of impairments and revaluations, leading to an improvement in the underlying result before tax to EUR 269 million, up from losses in the previous quarters.”
“The results to date are clearly encouraging, and they serve as evidence of the commitment of our management and employees to drive performance improvements while keeping a sharp eye on costs. We will work hard to build on these successes in the coming quarters, but we must remain vigilant as markets are still volatile and the economic recovery could prove fragile, as we have seen in recent weeks with severe market volatility amid concerns about sovereign risk. As we work to increase the value of our banking and insurance franchises coming out of this crisis, our primary focus must remain on our customers and we aim to differentiate ourselves by providing simpler and more transparent products, reliable advice, efficient processes and better customer service.”
“Our priorities for this year are to ensure an orderly operational separation of banking and insurance and to improve the performance of both organisations to create strong independent companies going forward — and we are making good progress on all fronts.”
“In the first quarter we also completed an inventory of all integration issues that need to be addressed in the separation project. Now we are designing solutions that aim to keep restructuring costs to a minimum while at the same time ensuring that both the bank and insurer benefit from lower operating expenses going forward.”

KEY FIGURES
Group

	1Q2010	1Q2009	Change	4Q2009	Change

Profit and loss (in EUR million)
Underlying result before tax	1,547	-185		86	n.a.
Underlying net result	1,018	-236		74	n.a.
Taxation	511	70	630%	20	n.a.
Divestments & Special items	306	-558		-785
Net result	1,326	-793		-712

Balance sheet data (end of period, in EUR billion)
Total assets	1,236	1,272	-3%	1,164	6%
Shareholders’ equity	38	19	100%	34	13%

Capital ratios (end of period)
ING Group debt/equity ratio	11.8%	13.5%		12.4%
Bank core Tier 1 ratio	8.4%	7.5%		7.8%
Insurance IGD Solvency I ratio	261%			251%

Share information
Net result per share (in EUR)	0.35	-0.39		-0.33
Shareholders’ equity per share (end of period, in EUR)	10.10	9.59	5%	8.95	13%
Shares outstanding in the market (average, for EPS calculation, in million)	3,785	2,026	87%	2,103	80%

Other data
Return on equity [1]	11.3%	-5.1%		3.3%
Employees (FTEs, year-end)	105,140	111,073	-5%	105,811	-1%

[1]	Underlying net result (year-to-date) divided by average IFRS equity (annualised)
Banking operations

	1Q2010	1Q2009	Change	4Q2009	Change

Profit and loss (in EUR million)
Interest result	3,254	3,022	8%	3,139	4%
Total underlying income	4,176	3,762	11%	3,313	26%
Operating expenses	2,401	2,312	4%	2,496	-4%
Addition to loan loss provision	497	682	-27%	689	-28%
Underlying result before tax	1,278	769	66%	128	898%

Key figures
Interest margin	1.42%	1.17%		1.41%
Underlying cost/income ratio	57.5%	61.4%		75.4%
Underlying risk costs in bp of average RWA	59	80		83
Risk-weighted assets (end of period, in EUR billion, adj. for divestm.)	333	338	-2%	331	0%
Return on equity [2]	14.9%	8.6%		2.9%

[2]	Underlying, after-tax return divided by average equity based on 7.5% core Tier-1 ratio (annualised); ROE (year-to-date) based on average IFRS equity was 11.7% in 1Q2010, 9.3% in 1Q2009, 3.7% in 4Q2009
Insurance operations

	1Q2010	1Q2009	Change	4Q2009	Change

Margin analysis (in EUR million)
Investment margin	329	298	10%	268	23%
Fees and premium based revenues	1,200	1,081	11%	1,102	9%
Technical margin	182	173	5%	228	-20%
Income non-modelled life business	32	27	19%	47	-32%

Life & ING IM operating income	1,744	1,578	11%	1,645	6%

Administrative expenses	757	742	2%	735	3%
DAC amortisation and trail commissions	434	412	5%	430	1%

Life & ING IM expenses	1,191	1,154	3%	1,165	2%

Life & ING IM operating result	552	425	30%	480	15%

Non-life operating result	48	34	41%	69	-30%
Corporate line operating result	-185	-203		-244

Operating result	415	255	63%	304	37%

Non-operating items	-146	-1,210		-346

Underlying result before tax	269	-954		-42

Key figures
Administrative expenses / operating income (Life & ING IM)	43.4%	47.0%		44.7%
Life general account assets (end of period, in EUR billion)	153	148	3%	143	7%
Investment margin / life general account assets[3] (in bps)	84	109		83
ING IM Assets under Management (end of period, in EUR billion)	362	312	16%	343	6%
Return on equity[4]	3.0%	-28.1%		-0.9%

[3]	Four quarters rolling average

[4]	Underlying net result (year-to-date), adjusted for the after-tax allocated cost of Group core debt injected as equity into Insurance by the Group, divided by average IFRS equity (annualised); ROE (year-to-date) based on average IFRS equity was 2.5% in 1Q2010, -28.9% in 1Q2009, -1.7% in 4Q2009 Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items. Result per share differs from IFRS Earnings per share in respect of attributions to the Core Tier 1 securities and the recalculation of the number of outstanding shares due to the rights issue. The IFRS EPS for 1Q2010 is EUR 0.24. A reconciliation between RPS and EPS is provided in the ING Group Interim Accounts.

CONSOLIDATED RESULTS
ING Group posted an underlying net profit of EUR 1,018 million in the first quarter, up from a loss of EUR 236 million in the same period last year and a profit of EUR 74 million in the fourth quarter as market conditions improved and volume growth in both Banking and Insurance remained healthy. Net profit for the Group increased to EUR 1,326 million including EUR 306 million from gains on divestments and special items. The underlying net return on equity increased significantly to 11.3%.
Client balances increased across the Group. Banking growth in the quarter was driven by a EUR 6.1 billion net inflow in funds entrusted at Retail Banking, while mortgages grew at a slower EUR 3.4 billion. Funds entrusted at Commercial Banking showed a net outflow of EUR 5.8 billion and commercial lending stabilised after declining in 2009 as economies contracted. Insurance sales recovered to levels last seen in the first quarter of 2009. They were up 20.5% compared with the fourth quarter as the business regained momentum thanks to new product introductions, broader bank distribution and efforts to strengthen the tied agency channel. Excluding the US closed block and the discontinued annuity products in Japan, sales were up 15.2% compared with the first quarter last year.
Market conditions continued to improve, reducing the negative impacts that weighed on results for the past six quarters. Credit losses and impairments on debt securities declined as the US insurance business took advantage of improving market prices to reduce its exposure. Real estate markets began to stabilise in most countries, reducing the impact of negative fair value changes. However real estate impairments, mainly on development projects, remained elevated as ING scaled down several projects. The stabilisation of real estate markets also resulted in lower loan loss provisions for the US residential mortgage book.
Banking
The banking activities showed a strong recovery, driven by higher volumes and margins, cost containment measures, lower risk costs and lower negative market-related impacts. The underlying result before tax increased to EUR 1,278 million from EUR 769 million in the first quarter of 2009 and EUR 128 million in the fourth quarter.
Total underlying income from banking rose 11.0% compared with the first quarter of 2009 and 26.0% from the fourth quarter. This was driven by a higher interest result, lower impairments and lower negative revaluations. The interest result increased 7.7%, driven by a 25 basis point improvement in the interest margin to 1.42%. Margins in Retail Banking increased reflecting healthier margins for savings in the Netherlands and the reduction of client rates at ING Direct in some countries.
As market conditions improved, impairments and other market-related impacts declined to EUR - 181 million compared with EUR - 219 million in the first quarter of 2009 and EUR- 992 million in the previous quarter. Impairments on debt and equity securities were EUR 83 million in the first quarter of 2010 versus EUR 200 million in the first quarter of 2009 and EUR 284 million in the fourth quarter of 2009, mainly reflecting lower impairments in the US residential mortgage-backed securities portfolio. Real estate markets showed signs of stabilising. This resulted in EUR 38 million of negative fair value changes on ING Real Estate’s direct real estate investments and listed funds compared with EUR 182 million in the same quarter last year and EUR 161 million in the previous quarter. Real estate impairments, mainly on development projects, were EUR 151 million compared with EUR 22 million in the same quarter of last year and EUR 296 million in the previous quarter. The fair value change on the Bank’s own Tier 2 debt was EUR-18 million compared with EUR 182 million in the same quarter last year and EUR - 23 million in the previous quarter.
Efficiency improved, reflecting the impact of cost containment measures taken in 2009. The cost/income ratio fell to 57.5% from 61.4% a year earlier, and was 53.5% excluding impairments, revaluations and other market-related impacts. Underlying operating expenses declined 1.8%, excluding real estate impairments, as cost savings made under the Back to Basics programme more than offset higher deposit insurance premiums in several markets, an accrual adjustment and the impact of currency exchange rates.
Additions to the loan loss provisions declined in the first quarter but remained at elevated levels. The Bank added EUR 497 million to the provision for loan losses in the first quarter, down from EUR 682 million in the first quarter of 2009 and EUR 689 million in the fourth quarter (adjusted for divestments). The decline was driven by lower gross additions, notably in Structured Finance. Risk costs at ING Direct also declined as the US housing market began to stabilise. Loan loss provisioning for the Benelux mid-corporate and SME sector declined, but remained elevated, reflecting the weaker economic climate in the region. Risk costs for the Bank appear to be trending down and are expected to be below the levels seen in the second half of last year in the coming quarters.
Underlying profit before tax from the Retail Banking activities more than tripled to EUR 867 million, driven by strong income growth on higher volumes and margins as well as lower impairments at ING Direct USA. Profit from Retail Netherlands climbed to EUR 359 million from EUR 117 million a year ago, reflecting healthier margins on savings and a 21.2% decline in operating expenses following the merger of ING Bank and Postbank and the impact of cost-containment measures implemented in 2009. Retail Belgium reported an underlying profit before tax of EUR 174 million, up 50% from a year earlier. This was driven by higher commission income, an 8.0% decline in operating expenses and lower risk costs. ING Direct’s results improved strongly to EUR 269 million from EUR 44 million a year ago as interest income increased on higher volumes and margins, risk costs declined and impairments on debt securities declined sharply. Retail Central Europe posted a profit of EUR 45 million compared with a loss of EUR 25 million a year ago; all countries contributed to the increase. Underlying profit before tax of Retail Asia was EUR 19 million compared with a loss of EUR 4 million in the first quarter of 2009.
Underlying profit before tax from Commercial Banking increased 11.3% from a year earlier and rose sevenfold from the fourth quarter as the impact of real estate revaluations and impairments was lower while commercial performance remained strong. Commercial Banking excluding ING Real Estate posted an underlying profit before tax of EUR 683 million, up 77.9% from the fourth quarter and just 2.7% below the record result booked in the first quarter last year. ING Real Estate reported a loss of EUR 113 million, narrowing from losses of EUR 190 million in the first quarter of 2009 and EUR 310 million in the fourth quarter as market values for real estate began to stabilise.
The Corporate Line Banking posted a loss of EUR 159 million compared with a profit of EUR 9 million in the first quarter last year which included a positive revaluation of EUR 182 million on ING Bank’s own Tier 2 debt. In the first quarter of 2010, that revaluation was a negative EUR 18 million.
Insurance
ING’s insurance results recovered as negative market-related impacts continued to diminish and operating results improved on higher margins and continued cost control. The underlying result before tax from Insurance increased to EUR 269 million in the first quarter versus EUR -954 million in the same quarter last year and EUR -42 million in the fourth quarter. Gains/losses and impairments on investments improved from EUR -401 million in the first quarter of 2009 to EUR -200 million. Negative DAC unlocking in the United States improved from EUR -615 million to EUR -41 million, while lower volatility resulted in a lower negative impact on the internally reinsured Japanese SPVA book (EUR -10 million compared to EUR -183 million in the same quarter last year). The impact of the change of the provision for guarantees on separate account pension contracts (net of hedging) turned to a positive result of EUR 66 million in the first quarter of 2010.
Improvements in investment margins and strong cost control drove the solid increase in operating profit from the life insurance and investment management businesses, which rose to EUR 552 million from EUR 425 million in the first quarter of 2009 and EUR 480 million in the fourth quarter. The investment margin increased 10.4% from the first quarter last year and rose 22.8% from the fourth quarter, as cash in the general account was partly reinvested in highly rated bonds. The life insurance general account portfolio increased to EUR 153 billion from EUR 143 billion at year-end 2009, while the investment margin improved slightly to 84 basis points of the life insurance general account, from 83 basis points in the fourth quarter, although the margin is still down from 109 basis points of the life insurance general account in the first quarter last year.
Fees and premium-based revenues rose 11.0% from the first quarter of 2009 due to higher fees as markets rebounded in the course of 2009, which led to higher fund values. This increase was partly offset by higher costs of variable annuity guaranteed benefits in the United States. The technical margin rose 5.2% from the first quarter of 2009.
Expenses for life insurance and ING IM increased 3.2% versus the first quarter of last year and 2.2% from the fourth quarter. Administrative expenses were up 2.0% from the same period last year and 3.0% from the fourth quarter due to accrual adjustments. The ratio of administrative expenses to operating income improved to 43.4% from 47.0% a year ago. DAC amortisation and trail commissions were up 5.3% on higher operating income.
The operating profit of Insurance Benelux improved strongly in the first quarter to EUR 151 million from EUR 56 million a year ago. This was mainly driven by higher investment margins, lower expenses due to an ongoing focus on cost reductions as well as higher fees and premium-based revenues. Fees and premium-based revenues were up due to a change in premium recognition in the Netherlands as well as higher sales of annuity products in Belgium and Luxembourg. Life administrative expenses declined 13.8% to EUR 150 million, improving the efficiency ratio of administrative expenses to operating income to 44.9% from 62.8% in the first quarter last year.
Insurance Central and Rest of Europe posted an operating profit of EUR 75 million, up from EUR 62 million in the first quarter last year, supported by a higher technical margin as well as a reduction in administrative expenses.
Operating profit from the US insurance business was EUR 148 million, down from EUR 154 million a year earlier, reflecting lower investment margins on the closed block of business due to derisking. Profit from the continuing life and retirement services businesses increased 18.9% to EUR 132 million. Administrative expenses increased due to accrual adjustments in both quarters. Excluding that impact, the efficiency ratio improved slightly to 43.8%.

Insurance Latin America posted an operating profit of EUR 66 million, up from EUR 54 million a year ago. This was mainly due to higher fee income from pensions and positive currency impacts.
Insurance Asia/Pacific’s operating profit increased to EUR 115 million from EUR 90 million. This was driven by higher premium-based revenues as a result of strong sales of corporate-owned life insurance in Japan as well as growth in assets under management on the in-force single-premium variable annuity book. Administrative expenses declined 8.6% and the ratio of administrative expenses to operating income remained well below the 35% overall target. ING Investment Management posted an operating profit of EUR 45 million, up 7.1% from a year earlier. Fee income grew broadly in line with assets under management, which increased by EUR 18.4 billion in the first quarter to EUR 361.1 billion at the end of March. Expenses rose due to accrual adjustments and ING’s ongoing programme to develop the ING IM business.
The Non-life operating result jumped 41.2% to EUR 48 million thanks to higher investment income and lower expenses. The loss ratio for the Benelux non-life business remains relatively high due to unfavourable disability claims experience and weather related claims in the quarter. The combined ratio for the Benelux improved to 104.8% in the quarter from 109.6% a year ago primarily due to an improvement in the expense ratio.
The operating result for the Corporate Line Insurance improved to EUR -185 million from EUR -203 million due to the termination of the Formula 1 sponsorship as well as lower interest on hybrids following the transfer of a USD 1.5 billion hybrid security to the Bank.
New sales (APE) of life insurance were up 1.9% versus the first quarter last year, and up 15.2% excluding sales from the closed blocks in the US and Japan. Compared to the fourth quarter, sales increased by 20.5% as ING regained sales momentum, particularly in Asia and Latin America.
The sales increase versus the first quarter of 2009 was attributable to the Benelux, Asia, and Latin America. Sales in Asia rose 21.0% at constant currencies. This was driven by higher corporate-owned life insurance sales in Japan, while sales in Hong Kong more than doubled. In Latin America, sales rose 31.8% at constant currencies, driven by higher pension sales in Mexico as well as the first-time inclusion of tax-favoured voluntary pension sales in Colombia. The 56.0% growth in life insurance sales in the Benelux was mainly due to the change in the recognition of premiums in the Netherlands, higher sales of the Optima life insurance product and higher sales of variable annuities in Belgium and Luxembourg. Sales in Central and Rest of Europe fell 13.0% on a constant currency basis due to lower sales in Poland and Greece. Lower sales of variable annuities were mainly responsible for the 19.5% sales decline in the United States, while sales of full-service retirement plans increased.
Net profit
Net profit for ING Group was EUR 1,326 million, up from a loss of EUR 793 million in the first quarter of 2009 and a loss of EUR 712 million in the fourth quarter. Net results in the first quarter included EUR 403 million in net gains on divestments, which mainly related to the sale of ING’s private banking businesses in Asia and Switzerland. Special items included a charge of EUR 97 million after tax mainly related to restructuring costs for combining ING Bank and Postbank in the Netherlands, the Vision for Growth programme in Insurance Central Europe, headcount reductions and separation project costs.
The underlying effective tax rate of 33.0% was down slightly from the first quarter of last year but remained elevated, mainly due to the fact that no tax benefit was booked on part of the investment losses and impairments in the US.
Return on equity
The underlying return on equity for the Group improved significantly to 11.3% in the first quarter from -5.1% a year earlier and 3.3% for the full year 2009. The return on equity for the bank jumped to 14.9% from 8.6% based on a 7.5% core Tier 1 ratio as earnings rebounded and risk-weighted assets were little changed. The insurance return on equity of 3.0% showed early signs of improvement.
BALANCE SHEET
ING Group’s balance sheet increased by EUR 73 billion to EUR 1,236 billion at the end of the first quarter of 2010, driven in part by foreign exchange movements, which contributed EUR 31 billion of this increase. Shareholders’ equity rose 13% to EUR 38.2 billion, or EUR 10.10 per share, driven by a EUR 2.3 billion improvement in the revaluation reserve for debt securities.
Amounts due from banks increased by EUR 18 billion in the first quarter. Financial assets at fair value through P&L increased by

EUR 29 billion, driven by increased securities borrowing and money market activities at the Bank and higher investments for the risk of policyholders at Insurance as markets recovered and the euro weakened. Investments rose by EUR 15 billion, due in part to positive revaluations and exchange rates.
Loans and advances to customers at ING Bank increased by EUR 11 billion to EUR 563 billion. Foreign exchange impacts contributed EUR 10 billion to the total increase of which roughly EUR 6 billion in mortgages.
Liabilities increased following the issuance of senior debt and covered bonds at ING Bank. Insurance and investment contracts increased by EUR 18 billion. Amounts due to banks rose by EUR 12 billion, mainly attributable to higher unsettled balances from securities transactions. Customer deposits and other funds on deposits at the Bank increased by EUR 19 billion, driven largely by exchange rate variances and growth at ING Direct. Financial liabilities at fair value through P&L increased by EUR 13 billion, mainly due to money market activities and trading derivatives.
CAPITAL MANAGEMENT
ING’s capital ratios improved further in the first quarter. The core Tier 1 ratio of the Bank increased from 7.8% to 8.4%, well above ING’s 7.5% target. Core Tier 1 capital increased by EUR 2 billion while risk-weighted assets remained flat.
At Insurance, the Insurance Groups Directive (IGD) Solvency I ratio improved from 251% at the end of 2009 to 261%, mainly due to an improvement in the revaluation reserve for debt securities.
The Financial Conglomerates Directives (FiCo) capital ratio increased to 162% from 157%. This ratio adds the regulatory capital requirements and available capital for the Bank and Insurance and deducts the Group core debt from available capital. The Group debt/equity ratio declined from 12.4% to 11.8% as Group equity increased and the core debt remained stable.

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT
ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009

Gross premium income	8,262	8,835			8,262	8,835
Interest result Banking operations	3,217	3,018	3,254	3,022
Commission income	1,087	996	655	574	432	422
Total investment & other income	1,483	1,880	267	166	1,236	1,799

Total underlying income	14,049	14,729	4,176	3,762	9,930	11,056

Underwriting expenditure	8,487	10,731			8,487	10,731
Staff expenses	1,854	1,948	1,334	1,358	520	590
Other expenses[2]	1,489	1,345	1,066	954	423	391

Operating expenses	3,344	3,293	2,401	2,312	943	981
Interest expenses Insurance operations	158	193			215	282
Addition to loan loss provisions	497	682	497	682
Other	16	17			16	17

Total underlying expenditure	12,502	14,916	2,898	2,994	9,661	12,011

Underlying result before tax	1,547	-185	1,278	769	269	-954

Taxation	511	70	351	221	160	-151
Minority interests	18	-21	17	-24	1	3

Underlying net result	1,018	-236	910	571	108	-807

Net gains/losses on divestments	403	-56	405		-2	-56
Net result from divested units		-64	1	-54	-1	-10
Special items after tax	-97	-438	-75	-170	-22	-268

Net result	1,326	-793	1,241	348	84	-1,141

[1]	Including intercompany eliminations

[2]	Other expenses within Banking includes “intangibles amortisation and impairments”

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated balance sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/eliminations
in EUR million	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009

Cash and balances with central banks	17,957	15,390	14,421	12,602	9,956	9,425	-6,420	-6,637
Amounts due from banks	61,624	43,397	61,624	43,397
Financial assets at fair value through P&L:	262,536	233,190	141,391	122,770	121,834	111,117	-688	-697
Investments:	227,497	212,112	113,754	106,591	113,743	105,521
Loans and advances to customers	590,316	578,946	563,055	551,774	29,925	29,014	-2,664	-1,842
Reinsurance contracts	5,937	5,480			5,937	5,480
Investments in associates	3,865	3,699	1,496	1,396	2,549	2,486	-180	-183
Real estate investments	3,683	3,638	2,343	2,283	1,065	1,069	275	286
Property and equipment	6,099	6,119	5,544	5,567	555	552
Intangible assets	6,186	6,021	2,401	2,377	4,026	3,875	-241	-231
Deferred acquisition costs	12,110	11,398			12,110	11,398
Assets held for sale	307	5,024	9	4,583	298	441
Other assets:	38,101	39,229	26,735	28,780	10,756	10,031	610	417

Total assets	1,236,218	1,163,643	932,772	882,119	312,754	290,409	-9,307	-8,885

Shareholders’ equity	38,235	33,863	32,139	30,222	18,416	15,887	-12,320	-12,246
Minority interests	997	915	1,095	995	81	80	-180	-160
Non-voting equity securities	5,000	5,000					5,000	5,000

Total equity	44,232	39,778	33,234	31,217	18,497	15,967	-7,500	-7,406

Subordinated loans	10,535	10,099	22,796	21,193	5,906	5,743	-18,167	-16,837
Debt securities in issue	129,628	119,981	119,150	109,357	3,888	4,079	6,591	6,545
Other borrowed funds	25,173	23,151			7,825	7,036	17,348	16,115
Insurance and investment contracts	258,825	240,858			258,825	240,857
Amounts due to banks	96,564	84,235	96,564	84,235
Customer deposits and other funds on deposits	488,076	469,508	496,560	477,602			-8,484	-8,094
Financial liabilities at fair value through P&L	142,811	129,789	139,212	126,496	4,258	3,921	-659	-628
Liabilities held for sale	227	4,890	2	4,631	225	258		1
Other liabilities:	40,147	41,354	25,253	27,388	13,330	12,547	1,564	1,418

Total liabilities	1,191,986	1,123,865	899,537	850,902	294,257	274,442	-1,808	-1,479

Total equity and liabilities	1,236,218	1,163,643	932,772	882,119	312,754	290,409	-9,307	-8,885

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		Direct		Central Europe		Asia
in EUR million	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009

Interest result	2,387	2,090	912	796	391	408	867	706	175	158	42	22
Commission income	359	318	143	142	96	77	37	31	71	58	13	9
Investment income	-11	-54	0	0	9	9	-20	-67	1	4	0	0
Other income	7	-70	-1	8	28	14	-28	-55	-2	-42	10	4

Total underlying income	2,742	2,284	1,054	946	523	508	856	615	244	178	65	36

Staff and other expenses	1,532	1,633	548	702	310	338	455	410	182	151	37	32
Intangibles amortisation and impairments	9	2	6	-1	0	-1	3	3	0	0	0	0

Operating expenses	1,540	1,635	553	702	310	337	458	413	182	151	37	32

Gross result	1,202	649	500	245	213	171	398	202	62	27	28	4

Addition to loan loss provision	335	401	141	128	39	55	129	158	16	52	9	8

Underlying result before tax	867	248	359	117	174	116	269	44	45	-25	19	-4

Client balances (in EUR billion)
Residential mortgages	292.3	265.2	133.5	128.5	23.6	21.8	131.5	112.2	3.2	2.4	0.6	0.5
Other lending	84.5	87.5	43.0	43.6	26.1	27.7	3.3	2.9	9.4	7.7	2.7	5.6
Funds entrusted	420.9	397.4	104.6	102.1	67.7	67.5	227.2	205.7	18.1	15.0	3.4	7.0
AUM / Mutual funds	56.3	60.0	16.8	13.1	27.4	31.7	10.3	6.3	1.5	1.2	0.3	7.8

Profitability and efficiency[1]
Cost/income ratio	56.2%	71.6%	52.5%	74.1%	59.3%	66.3%	53.5%	67.2%	74.8%	84.7%	56.6%	88.5%
Return on equity[2]	19.8%	5.7%	28.7%	9.8%	36.6%	24.0%	13.9%	1.5%	9.5%	-6.4%	7.2%	-2.3%

Risk[1]
Risk costs in bp of average RWA	77	101	112	107	83	112	70	96	31	121	43	39
Risk-weighted assets (end of period)	175,012	156,449	51,175	47,526	18,799	20,016	74,918	63,742	21,316	17,183	8,804	7,982

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Commercial Banking: Consolidated profit and loss account

	Total Commercial		GL &		Structured		Leasing &		Financial		Other		Total Commercial
	Banking		PCM		Finance		Factoring		Markets		products		Banking excl. RE		ING Real Estate
in EUR million	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009

Interest result	914	983	236	231	262	226	43	35	276	432	-2	-21	814	904	100	79
Commission income	299	258	54	49	87	58	8	7	6	9	49	44	204	168	95	89
Investment income	43	-87	0	1	-2	-3	0	0	43	-45	-1	-5	39	-52	4	-34
Other income	290	291	5	1	-20	-16	53	50	244	357	-11	9	271	401	19	-110

Total underlying income	1,545	1,445	296	283	327	265	103	92	568	754	34	28	1,328	1,422	217	23

Staff and other expenses	660	629	126	139	98	80	55	52	190	185	72	65	540	521	120	108
Intangibles amortisation and impairments	153	23	0	0	0	0	0	0	0	0	0	0	0	0	152	23

Operating expenses	813	652	126	139	98	80	55	53	190	185	72	65	541	521	272	131

Gross result	732	793	169	143	229	186	48	39	378	569	-38	-37	787	900	-55	-108

Addition to loan loss provision	162	280	42	37	31	139	30	24	2	-1	0	0	104	198	58	82

Underlying result before tax	570	512	127	107	199	47	18	15	376	570	-37	-37	683	702	-113	-190

Client balances (in EUR billion)
Residential mortgages
Other lending	135.8	151.1	35.8	48.2	45.8	46.9	16.3	16.8	3.8	2.9	0.0	0.1	101.8	114.9	34.0	36.2
Funds entrusted	54.7	62.0	31.8	32.3	3.0	2.2	0.0	0.1	19.2	26.7	0.7	0.8	54.7	62.0
AUM / Mutual funds	66.4	65.6													66.4	65.6

Profitability and efficiency[1]
Cost/income ratio	52.6%	45.1%	42.8%	49.2%	29.8%	30.0%	53.2%	57.4%	33.5%	24.5%	210.6%	231.4%	40.7%	36.7%	125.4%	563.0%
Return on equity[2]	13.7%	11.1%	10.2%	8.2%	18.3%	4.8%	6.7%	4.7%	44.9%	53.5%	-30.7%	-62.4%	19.8%	17.2%	-28.3%	-35.1%

Risk[1]
Risk costs in bp of average RWA	41	63	36	26	28	129	138	88	2	-1	-2	-1	30	50	117	158
Risk-weighted assets (end of period)	153,152	178,611	43,734	57,488	41,489	44,623	8,252	10,345	35,614	41,642	4,612	4,212	133,701	158,310	19,451	20,301

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES
Insurance: Margin analysis and Key figures

	Total		Insurance		Insurance		Insurance		Insurance		Insurance
	Insurance		Benelux		CRE		US		Latin America[3]		Asia/Pacific[1]		ING IIM		Corporate line
in EUR million	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009	1Q2010	1Q2009

Margin analysis
Investment margin	329	298	98	66	17	18	188	207	15	10	9	-4	2	1
Fees and premium based revenues	1,200	1,081	167	156	123	122	293	255	92	76	321	296	204	176
Technical margin	182	173	54	48	36	33	60	46	6	5	27	41
Income non-modelled life business	32	27	14	7	3	2				4	14	13

Life & ING IM operating income	1,744	1,578	334	277	179	175	541	508	113	96	371	346	206	177

Administrative expenses	757	742	150	174	61	65	246	224	45	39	96	105	160	134
DAC amortisation and trail commissions	434	412	65	65	46	49	146	131	15	14	162	152	1	1

Life & ING IM expenses	1,191	1,154	215	240	106	114	392	354	60	53	257	257	161	135

Life & ING IM operating result	552	425	119	37	73	61	148	154	53	42	114	89	45	42

Non-life operating result	48	34	32	20	2	1			13	12	1	1
Corporate line operating result	-185	-203

Operating result	415	255	151	56	75	62	148	154	66	54	115	90	45	42	-185	-203

Gains/losses and impairments	-200	-401	-10	-136	-4	2	-206	-237		3	15	-3	5	-23	1	-7
Revaluations	53	20	-21	93			94	-81	12	6		-9	-1	8	-31	4
Market & other impacts		-829	66	-164			-63	-468			6	-15			-10	-183

Underlying result before tax	269	-954	186	-150	71	64	-27	-633	89	63	136	63	49	27	-225	-389

Life Insurance - New business figures
Single premiums	3,153	3,736	658	563	171	145	1,702	2,156	478	251	143	622
Annual premiums	926	846	90	44	82	94	307	409	98	75	349	224
New sales (APE)	1,242	1,219	156	100	100	108	478	624	145	101	363	286

Other key figures
Gross premium income	8,262	8,835	2,997	2,432	542	518	3,066	3,908	32	55	1,619	1,911			6	9
Adm. expenses / operating income (Life & ING IM)	43.4%	47.0%	44.9%	62.8%	34.1%	37.1%	45.5%	44.1%	39.8%	40.6%	25.9%	30.3%	77.7%	75.7%
Life general account assets (end of period, in EUR billion)	153	148
Investment margin / Life general account assets[2]
(in bps)	84	109
Prov. for life insurance & investm. contracts for risk policyholder (end of period, in EUR billion)	115.0	93.3	22.7	16.9	3.6	2.5	68.1	51.6	0.1	0.1	20.5	22.2
Net production Client balances (in EUR billion)	-5.1	-1.4	0.7	-0.7	0.3	0.4	-1.3	-0.4	0.6	0.3	0.1	0.4	-5.4	-1.3
Client balances (end of period, in EUR billion)	426.1	378.0	69.8	65.0	26.8	18.8	128.7	113.9	40.7	29.5	39.2	42.8	121.0	107.9
Adminstrative expenses (total)	870	879	239	279	62	67	246	224	45	39	96	106	160	134	22	30

[1]	1Q09 client balances, net production and provisions shown in the table include Australia and New Zealand

[2]	Four quarters rolling average

[3]	As from 1Q2010, ING’s share in Sul America is presented with one quarter delay.

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 541 5460	T: +31 20 541 5433
E: investor.relations@ing.com	E: mediarelations@ing.com
Conference call, press conference and webcast
Jan Hommen, Patrick Flynn and Koos Timmermans will discuss the results in an analyst and investor conference call on 12 May 2010 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 154 2683 (UK) or +1 480 629 9771 (US) and via live audio webcast at www.ing.com.
A media conference call will be held on 12 May 2010 at 11:30 CET. Journalists are invited to join the conference in listen-only mode at +31 20 796 5332 (NL) or +44 20 8515 2302 (UK) and via live audio webcast at www.ing.com.
Additional information is available in the following documents published at www.ing.com:
•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	Analyst Presentation

•	ING Group Interim Accounts
DISCLAIMER
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this document, the same accounting principles are applied as in the 2009 ING Group Annual Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 12, 2010